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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380
Acquisition UPDATE	Issue No. 1 August 4, 2003

Boise to Acquire OfficeMax for $1.154 Billion in Cash, Stock

We announced on July 14 that we had reached a definitive agreement to acquire OfficeMax for about $1.154 billion, or $9.00 per fully diluted share. This transaction was approved by the boards of both companies and is subject to approval by regulatory authorities and shareholders. In addition, we announced we will evaluate strategic alternatives for our paper and building products businesses.

The purchase price represents an approximate 25% premium over the OfficeMax closing price on July 11, 2003. We will pay the purchase price in cash and common stock, using 30% cash and 70% common stock. We have the option of increasing the cash component, in 5% increments, to 45% and decreasing the stock component accordingly to 55%, at our discretion. We expect to complete the transaction in fourth quarter 2003.

Commenting on the transaction, CEO George Harad said, "Our acquisition of OfficeMax represents a major step in the transformation of Boise's office products distribution business and Boise as a whole. Together, OfficeMax and Boise will be strategically stronger and better able to deliver compelling value to office products customers through all channels and across all segments of the market."	CEO George Harad

Chris Milliken, division president and CEO of Boise Office Solutions, said, "We are delighted and proud to welcome OfficeMax to our organization. Over the last year, under a strong management team, OfficeMax has led the industry in same-store sales growth, introduced new store formats, and improved productivity and margins in its operations. OfficeMax's proven retail expertise and powerful brand will fit well with Boise Office Solutions' exceptional strength in the contract customer segment."

Keeping Up to Date on News of Our Business Transaction

This newsletter, Acquisition Update, is one way Boise is fulfilling our commitment to keep employees informed about the planned acquisition of OfficeMax and the review and implementation of strategic alternatives for Boise Building Solutions and Boise Paper Solutions.

In the weeks and months ahead, Acquisition Update will keep employees informed about the progress of the transaction, explain what steps we're taking in this process, and answer employees' questions and concerns.

In this newsletter, we'll share as much information as possible. At the same time, legal and regulatory requirements limit what information can be shared until after the OfficeMax transaction has been completed. In addition, many decisions have not yet been made.

We've also established an electronic Employee Question Drop Box. Employees can find this drop box on the front page of BoiseNet, our company Intranet. Employees may drop in a question by clicking on the box and completing the e-mail form that displays. Questions will be answered as soon as possible.

Employees are also welcome to send questions, comments, or concerns to Acquisition Update Editor Ralph Poore. You may contact him by phone (208 384-7294), fax (208 384 7224), e-mail (RalphPoore@bc.com), or interoffice mail (5S, Corporate Communications, Boise, Idaho).

Acquisition of OfficeMax at a Glance

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  More than doubles the size of Boise Office Solutions, Boise's office products distribution business, to pro forma 2002 sales of $8.3 billion.
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  By adding retail to its existing contract business, addresses all customer segments through all distribution channels.
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  Provides a platform for growth in the small business segment.
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  Creates significant synergies in purchasing, logistics, marketing, paper sales, and administration. Expect synergy benefits of approximately $160 million when fully implemented.
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  Is expected to contribute 15 cents to 30 cents, before integration costs, to Boise's earnings per share in 2004, the first full year of combination.

Acquisition Timeline

Mergers and acquisitions aren't completed overnight. The companies involved must follow a specific process for submitting important information to regulators and allowing shareholders the opportunity to vote on the transaction. While we can't predict exactly how long this process will take for Boise's proposed acquisition of OfficeMax, here's a look at major milestones we'll need to achieve:

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  Boise has completed a combined filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act seeking antitrust clearance. We are awaiting their review. If the government doesn't take any action by 30 days after the filing, then it will be considered cleared.
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  Boise filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) on August 1, 2003. This filing contains important details about the transaction and the two companies involved.
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  After the filing is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of both Boise and OfficeMax. OfficeMax shareholders will also receive a form on which they can elect to receive stock or cash for their shares. We expect to mail these documents in mid- to late September.
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  Shareholder meetings and votes will be held, most likely in late October or early November. OfficeMax will conduct similar meetings and votes with its shareholders, who must also approve the transaction.
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  If the proposed transaction is approved by shareholders of both companies, we will prepare for the closing, which we expect to occur late fall.
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  All of Boise's filings relative to this transaction will be posted on our company website (www.bc.com) under Investor Relations, SEC Filings, the day they are filed. They will also be posted within 24 hours of filing on the SEC website (www.sec.gov).

Facts About Boise and OfficeMax

Boise

        Boise is a major distributor of office products and building materials and an integrated manufacturer of paper and wood products. The company owns or controls approximately 2.4 million acres of timberland, primarily in the United States. Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes—two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations.

Quick Facts

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  Headquarters: Boise, Idaho
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  Established: 1957
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  Chairman and CEO: George J. Harad
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  Employees: 24,000
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  2002 sales: $7.4 billion
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  2002 net income: $11.3 million
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  NYSE: BCC
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  Fortune 500 ranking: 254
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  Website: www.bc.com

Boise's Businesses

Boise Office Solutions

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  Headquarters: Itasca, Illinois
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  A wholly owned subsidiary of Boise, Boise Office Solutions is a business-to-business distributor of office supplies and paper, technology products, and office furniture to customers ranging in size from small organizations to multinational corporations.
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  2002 sales: $3.5 billion
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  63 distribution centers, 2 outbound sales centers, 4 customer centers, and 99 retail stores (4 in the United States, 67 in Canada, 6 in Australia, and 22 in New Zealand)
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  Sells approximately 74% of the office papers manufactured by Boise Paper Solutions

Boise Paper Solutions

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  Headquarters: Boise, Idaho
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  Boise Paper Solutions manufactures office, printing, forms, and converting papers; newsprint; containerboard; market pulp; and conventional and custom-designed corrugated containers.
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  2002 sales: $1.9 billion
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  5 pulp and paper mills, 2 paper converting facilities, 6 paper distribution centers, and 5 corrugated container plants in the United States

Boise Building Solutions

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  Headquarters: Boise, Idaho
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  Boise Building Solutions manufactures structural panels (plywood and oriented strand board); lumber; particleboard; and engineered wood products (laminated veneer lumber, wood I-joists, and laminated beams) and distributes a broad line of building materials on a wholesale basis to retail lumber dealers, home centers specializing in the do-it-yourself market, and industrial customers.
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  2002 sales: $1.7 billion
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  25 manufacturing facilities in the United States, Canada, and Brazil; 28 building materials distribution facilities in the United States

2002 Financial Highlights

Sales	$7.412 billion
Net income	$11.3 million
Net loss per basic and diluted common share	$(.03)
Shareholder's equity per common share	$21.59
Capital expenditures	$266 million
Number of common shareholders	14,360
Number of common shares outstanding	58,283,719

OfficeMax

        OfficeMax serves its customers through nearly 1,000 superstores, E-commerce websites, and direct-mail catalogs. The company has operations in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Mexico. In addition to offering office products, business machines, and related items, OfficeMax superstores feature CopyMax and FurnitureMax, store-within-a-store modules devoted exclusively to print-for-pay services and office furniture. The company also reaches customers in the United States with an offering of over 40,000 items through its award-winning E-commerce site, OfficeMax.com, its direct-mail catalogs, and its outside sales force, all of which are serviced by its three PowerMax distribution facilities, 17 delivery centers, and two national customer call and contact centers.

Quick Facts

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  Headquarters: Cleveland, Ohio
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  Established: 1988
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  Chairman and CEO: Michael Feuer
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  Employees: 30,600
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  Fiscal year 2002 sales: $4.8 billion
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  Fiscal Year 2002 net income: $73.7 million
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  NYSE: OMX
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  Fortune 500 ranking: 346
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  Website: www.officemax.com

OfficeMax's Business

Domestic Segment

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  High-volume office products superstores in the United States, Puerto Rico, and the U.S. Virgin Islands sell office products, business machines, and related items and feature CopyMax® and FurnitureMax® in-store modules devoted exclusively to print-for-pay services and office furniture. OfficeMax also reaches customers with an offering of over 40,000 items through its award-winning E-commerce site, its direct-mail catalogs, and its outside sales force.
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  Fiscal Year 2002 sales: $4.6 billion
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  938 superstores in the United States, Puerto Rico, and the U.S. Virgin Islands; 3 PowerMax distribution facilities; 17 delivery centers; 2 national customer call and contact centers; and a small number of smaller-footprint stores called OfficeMax PDQ, which feature the CopyMax print-for-pay offering and a narrower offering of office supplies, furniture, and technology products.

International Segment

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  OfficeMax de Mexico, a majority owned subsidiary, sells office products, business machines, and related items through superstores that also feature CopyMax print-for-pay services. OfficeMax de Mexico also reaches customers through an E-commerce site, a catalog business, and a direct sales force.
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  2002 sales: $153 million
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  30 superstores throughout Mexico and a call and delivery center in Mexico City

Fiscal Year 2002 Financial Highlights

Sales	$4.776 billion
Net income	$73.7 million
Net income per basic common share	$.60
Net income per diluted common share	$.59
Shareholder's equity per common share	$6.28
Capital expenditures	$49 million
Number of common shareholders	3,704
Number of common shares outstanding	124,233,000

The OfficeMax fiscal year ended January 25, 2003.

Laws Govern Business Contacts

It's natural that Boise's announced acquisition plans would increase curiosity, speculation, and enthusiasm for the future. However, it's important to remember that until the proposed acquisition closes, specific legal and regulatory requirements govern how we must conduct business. We ask that all employees and associates observe the following guidelines:

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  Please do not speculate about any aspect of the proposed acquisition or any future plans for the company. Please refer media and other public inquiries to Ralph Poore.
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  Please remember that Boise and OfficeMax must continue to operate as two separate companies. Please conduct Boise business as you have in the past.
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  Please do not contact OfficeMax employees on the job without supervisor approval.

Boise to Evaluate Strategic Alternatives

The size and impact of the OfficeMax transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for Boise Paper Solutions and Boise Building Solutions businesses.

To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spin-offs, or other business combinations.

We want to emphasize that no decisions have been made, and it would be unproductive to speculate about the results of this review. In fact, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

Heard Any Good Rumors Lately?

The announcement that Boise will acquire OfficeMax and also will evaluate strategic alternatives for its paper and building products businesses will likely create some organizational uncertainty. Due to the potentially long time frame for resolving strategic alternatives, many rumors may arise. In fact, many of you have already probably heard a few.

In some cases, rumors about the future of Boise or its sites and businesses can be traced back to simple miscommunication and wrong impressions.

Any rumor you hear about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is precisely that—a rumor.

Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spin-off, or other material transaction until after the OfficeMax deal is closed. In fact, if Boise were to pursue any such material alternative, we would be required by the SEC to publicly disclose it immediately.

Keep these facts in mind as you encounter any speculation. In the meantime, focus on safety, Total Quality, serving customers, and doing your best. We'll communicate with you as much as possible.

Diverse Decisions Support Common Goals

Several employees have submitted questions to the drop box on BoiseNet about the timing of the proposed OfficeMax acquisition coming so soon after salary freezes, changes in benefits plans, and reductions in staff. Decisions on these issues are similar in that their goals are to create value for

Boise. However, the two sets of decisions are not related to each other—one is strategic, and one is operational.

The decision to acquire OfficeMax is strategic. We consider it a growth opportunity that we anticipate will add significant shareholder value over time. Even in challenging business conditions, it is important to make investments and leverage opportunities that can contribute to our long-term financial and business success. We believe the proposed OfficeMax acquisition is one of those opportunities.

The decisions to freeze salaries, change benefits plans, and reduce the workforce were operational. They were made based on market conditions, business performance, and costs. It was necessary to make these operational decisions to keep Boise competitive.

Boise must make the right strategic and operational decisions in order to create value.

Positive Comments in the News Media

Boise's planned acquisition of OfficeMax has generated a great deal of commentary in newspapers, magazines, trade publications, and elsewhere. Here are some of the positive statements made about the acquisition.

Colin McGranahan, analyst at Sanford Bernstein: "I think longer term the company is a more formidable competitor." (The Associated Press, 7/14/03)

Steve Chercover, analyst at D.A. Davidson: "Boise had to do something because the status quo was not working. Their financial results in recent years have been unacceptable, and I'm glad to see they're making a bold move." (The Idaho Statesman, 7/15/03)

Dan Nelson, analyst at Ragen MacKenzie: "People were thinking, "Do you need three big box office supply stores?' But I think the market has sorted that out, and this could help OfficeMax be a stronger force." (The Idaho Statesman, 7/15/03)

Trina Sego, associate professor of marketing at Boise State University: "From a marketing strategy standpoint, I think it's a good idea." (Spokesman Review, 7/15/03)

Danielle Fox, analyst at J.P. Morgan: "We do see some logic in this potential combination. The price talk seems reasonable to us." (Spokesman Review, 7/15/03)

Todd Cruse, ICM Asset Management: "We see it as being very complementary. This will allow them to better compete with the likes of Staples or (Office) Depot." (Bloomberg, 7/14/03)

Scott Roulston, Fairport Asset Management: "OfficeMax needed a way to differentiate itself. They couldn't be the low-cost provider because Wal-Mart has that, so this was a good way to go." (Bloomberg, 7/14/03)

Brian Postol, analyst at A.G. Edwards & Sons: "This makes a three-horse race vs. a two-horse race...Now you have a viable No. 3." (Boston Herald, 7/15/03)

Unfavorable Commentary

Mark Wilde, managing director at Deutsche Bank: "If I'm a Boise shareholder, I'm not too crazy about it." He added: "Can they combine with OfficeMax and make it work?" (Associated Press, 7/15/03)

Byron Korutz, analyst at Standard & Poor's: "Will Boise really be able to compete with experienced retailers like Staples and Office Depot, to say nothing of the big discounters?" (Financial Times, 7/15/03)

S&P placed Boise on "negative credit watch," and analyst Pamela Rice commented: "This is a different acquisition for them. It's somewhat out of the line of their current business mix. That always runs some risks for companies, and this potentially could make them more highly leveraged." (The Idaho Statesman, 7/15/03)

Portfolio manager Barbara Walchli of Aquila Rocky Mountain Equity Fund: "We're over-stored and over-retailed in the U.S. and I'm very, very concerned that management might not realize how competitive that industry is." (The Idaho Statesman, 7/15/03)

Alex Paris, president of Barrington Research, said that traditionally only two megastore chains can survive in a given specialty retail market: "Look at drugstores. First you had loss of independently owned ones. Then they were bought up by three big chains—Rite Aid, Walgreens, and CVS. Now only Walgreens and CVS are doing well." (Chicago Tribune, 7/15/03)

C. Britt Beemer, head of America's Research Group: "Our research shows a market will support two major retailers in the category. If OfficeMax wants to be one of them, they have to take action." (Akron Beacon Journal, 7/15/03)

  Acquisition Update

Ralph Poore, Editor
Corporate Communications
P.O. Box 50
Boise, ID 83728-0001
Phone: 208 384 7294
Fax: 208 384 7224
E-mail: RalphPoore@BC.com

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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